Exhibit 99.1

Trans World Entertainment Corporation
38 Corporate Circle
Albany, New York 12203

, 2014

Dear Current or Former 401(k) Savings Plan Participant:

This letter and the accompanying document called a “Prospectus” contain important information.

Trans World Entertainment Corporation is sending you these materials because you are a current or former participant in the Trans World Entertainment Corporation 401(k) Savings Plan (the “Plan”) and acquired shares of our common stock, par value $0.01 per share (the “Shares”), under the Plan during the period from November 1, 2012 through November 15, 2013 (the “Purchase Period”). We are offering to buy back Shares at the original purchase price plus interest, or reimburse you for losses you may have incurred if you have sold Shares. This offer is called a “Rescission Offer.” We are making the Rescission Offer because we discovered that the Shares contributed to the Plan or otherwise acquired by the Plan had not been registered with the Securities and Exchange Commission (the “SEC”) for sale to participants in the Plan.

If you hold Shares in the Plan as of the Expiration Date, all transactions relating to your Plan account will be suspended temporarily on the Expiration Date, regardless of whether you accept the Rescission Offer and whether we repurchase your Shares. At present, we do not expect this suspension to last more than five business days. See “Notice of Blackout Period” in the attached Prospectus for more information.

To help you further understand the Rescission Offer, please review the Prospectus contained in this package. A Rescission Offer Acceptance Form accompanies the enclosed Prospectus. We urge you to review the Prospectus and the Rescission Offer Acceptance Form, including the description of the “First-In, First-Out” calculation included in the Rescission Offer Acceptance Form, carefully before deciding whether or not to execute and return the Rescission Offer Acceptance Form.

The Rescission Offer deadline is  , 2014. If you want to accept the Rescission Offer, your acceptance form must be received at the address indicated on your acceptance form on or before this deadline.

We encourage you to read the entire Prospectus for complete information. If you have questions after reading this material, please call Edwin Sapienza at (518) 452-1242 Monday through Friday between the hours of 9:00 a.m. and 5:00 p.m., Eastern Time.

TRANS WORLD ENTERTAINMENT CORPORATION

By:

Name: Title: